[redacted]

09057565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Strategic Advisors, LLC
Botsford Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)
The Slat House, Suite 220
50 Cocoanut Row
(No. and Street)

PROCESSED
MAR 09 2009
THOMSON REUTERS

Palm Beach	Florida	33480
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reuben B. Johnson, III (561) 932-1616
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number**

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Reuben B. Johnson III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Botsford Associates, LLC**, as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

W.W. ATTERBURY III
My Comm. Exp. 1/15/2011
Comm. No. DD 619868
Bonded Thru Western Survey Co.
(X) Personally Known ( ) Other I.D.

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Reuben B. Johnson III
Botsford Associates, LLC
West Palm Beach, Florida

We have audited the accompanying statement of financial condition of Botsford Associates, LLC (the "Company") as of December 31, 2008, and the related statement of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Botsford Associates, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 6, 2009

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

BOTSFORD ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	7,962
Property and equipment, net		1,426
Total assets	$	9,388

LIABILITES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		7
Member's equity		9,381
Total liabilities and member's equity	$	9,388

See accompanying notes to financial statements.

BOTSFORD ASSOCIATES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Private placement fees	$ -
Operating expenses:	
Rent	9,250
Depreciation	1,573
Professional fees	13,686
Other expenses	8,526
Total operating expenses	33,035
Net loss	(33,035)
Member's equity, beginning of year	32,416
Capital contribution	10,000
Member's equity, end of year	$ 9,381

See accompanying notes to financial statements.

BOTSFORD ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income		$ (33,035)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		1,573
Changes in assets and liabilities:		
Decrease in security deposits	$ 1,200	
Decrease in accounts payable and accrued expenses	(24)	
Net cash used by operating activities		(30,286)
Cash flows from financing activites:		
Capital contribution		10,000
Net decrease in cash		(20,286)
Cash, beginning of year		28,248
Cash, end of year		$ 7,962
Supplemental disclosure of cash flow information:		
Interest paid		$ -
Taxes paid		$ -

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

Botsford Associates, LLC ("the Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance. The Company serves as a placement agent of corporate equity and debt securities. The Company provides corporate finance services including mergers and acquisitions, valuation and fairness opinions, consulting on corporate restructurings including management buyouts and re-capitalization. As a fully disclosed broker-dealer, at no time does the Company hold customer funds or safekeep customer securities.

The accompanying financial statements reflect ongoing losses and negative cash flows from operating activities. The Company has limited revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment from related parties to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's business plan will be successfully executed. The Company's ability to execute its business model will depend on its ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be obtained, nor can any assurance be made that the Company will generate substantial revenues or that the business operations will prove to be profitable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

Revenue Recognition
The Company generates income from services rendered in connection with finance advisory services. Revenue is recorded when earned.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment
The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

New Pronouncements
In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" and SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements." These statements replace FASB Statement No. 141, "Business Combinations," and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141 (R) also makes significant amendments to other Statements and other authoritative guidance. The Statements are effective for years beginning on or after December 15, 2008.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

New Pronouncements, continued
In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," an amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how to account for derivative instruments and related hedge items under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

The adoption of SFAS No. 141(R) and SFAS No. 161 are not expected to have an impact on the Company's financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company bills for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectibility, based on current and historical performance of the customer. As of December 31, 2008, the Company has no revenue and no accounts receivables.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $7,955 which was $2,955 over its required net capital of $5,000.

NOTE 5 – PROPERTY & EQUIPMENT

Equipment at December 31, 2008 consisted of the following:

	2008
Office equipment	$ 5,746
Furniture and fixtures	1,711
Less: accumulated depreciation	(6,031)
Property and equipment, net	$ 1,426

Depreciation expense for the year ended December 31, 2008 was $1,573.

NOTE 6 – OPERATING LEASES

The Company's rent expense is $960 per month including common area maintenance costs. The lease was terminated as of October 1, 2008.

NOTE 7 – FAIR VALUE OF FINANCIAL STATEMENTS

The carrying value of cash and accounts payable approximates fair value because of their short maturities.

NOTE 8 - CONCENTRATIONS

Credit Risk
The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2008, the Company had no amounts in excess of the FDIC and SIPC limits.

NOTE 9 – INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statements of operations for the year ended December 31, 2008.

NOTE 10 – RELATED PARTY TRANSACTIONS

At December 31, 2008, the Company does not owe the owner for any unreimbursed office expenses paid on behalf of the Company.

NOTE 11 – SUBSEQUENT EVENTS

Effective January 1, 2009, the Company entered into an agreement with BG Strategic Advisors, Inc. to sell, transfer and convey all rights, title and interest in membership interest to BG Strategic Advisors, Inc. for a purchase price of $15,000. If the net capital of the Company exceeds $6,000 as of the closing date, the buyer will have the Company distribute excess funds to the owner.

Additionally, in January 2009, Botsford Associates LLC (the Company) changed its name to BG Strategic Advisors, LLC.

SUPPLEMENTARY INFORMATION

Net capital:		
Total member's equity	$	9,381
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment, net		(1,426)
Allowable subordinated loans		-
Net capital		7,955
Required minimum net capital		5,000
Excess net capital	$	2,955
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	7
Ratio of aggregate indebtedness to net capital		-

There were no material differences in the audited financial statements and the unaudited FOCUS report as of December 31, 2008.

Botsford Associates, LLC is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

DECEMBER 31, 2008

Reuben B. Johnson III
Botsford Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Botsford Associates, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 6, 2009

END